May 23, 2006

The BASF Offer: Superior Value and Certainty for Engelhard Shareholders
$39 Per Share for 100% of Your Engelhard Shares

Dear Engelhard Shareholder,

        On May 22, 2006, we increased our all-cash offer to purchase 100% of your Engelhard shares to $39 per share. You should be aware that this is our last, best and final offer and provides superior value at no risk for 100% of your shares.

        Almost five months ago, we made our initial cash offer to purchase all of Engelhard's outstanding shares. Unfortunately, Engelhard's Board of Directors has repeatedly rejected our offer, despite the fact that our price is, and has always been, substantially higher than Engelhard's shares ever traded prior to our offer and Engelhard's "robust" exploration of strategic alternatives failed to identify anyone prepared to pay more for your shares. Instead, Engelhard has cobbled together a risky leveraged recapitalization "plan" that offers you only partial liquidity, burdens the company with at least $1.2 billion in additional debt and depends upon unrealistic growth projections for future returns. Don't risk your investment on Engelhard's plan and don't wait. We encourage you to sign, date and return the enclosed WHITE proxy card today.

Our $39 all-cash offer provides you with superior and nearly immediate value at no risk for 100%
of your Engelhard shares while Engelhard's risky leveraged recapitalization and partial share buyback depends on Engelhard's ability to achieve results far in excess of anything Engelhard has achieved to date.

        Our fully valued offer represents a significant premium to historical trading levels and is priced higher than any price at which Engelhard's shares have traded since the announcement of Engelhard's leveraged recapitalization plan.

  •
  29.4% premium to Engelhard's closing price of $30.15 on December 30, 2005, the last trading day before the first public announcement of our intention to acquire Engelhard

  •
  37.2% premium to Engelhard's 90-day volume weighted average price of $28.42 (as of December 20, 2005)

        Our fully valued offer also represents a significant premium to the multiples at which Engelhard's closest competitors — Umicore, Johnson Matthey and Albemarle — are currently trading.

For further information on the superior value and certainty of our offer, please see our May 23, 2006 investor presentation located at our transaction website at
http://www.transactioninfo.com/basf/presentations.php.

Do you believe the FAULTY and OVERLY OPTIMISTIC assumptions on which Engelhard's projections of future financial performance are based?

  •
  Do you realize that Engelhard calculated its projected 2007 earnings of $2.55 per share based upon consensus analyst projections that used assumptions that have since become outdated but Engelhard failed to make corresponding adjustments?

  •
  The analysts' projected EPS assumed approximately 122 million fully diluted shares, but Engelhard currently has approximately 126 million shares outstanding on a fully diluted basis and has disclosed additional exercisable options that could increase this number to 129 million. Engelhard failed to reflect the corresponding dilution in its earnings forecast.

  •
  The analysts' projected EPS assumed an effective tax rate of approximately 22%, but Engelhard has stated that it expects to have a 25% effective tax rate in 2007 following its recapitalization. Engelhard failed to make any reduction to its earnings forecast despite being aware of this expected increase in its tax rate.

  •
  Do you believe Engelhard's claim that it will achieve EPS growth rates that are approximately FOUR TIMES those achieved by Engelhard over the past five years? Engelhard's predicted long term earnings growth rates are also far in excess of both those expected by equity research analysts and other experts and those achieved by the markets that Engelhard supplies. By Engelhard's own admission, its projections are subject to numerous and significant risks.

  •
  Do you believe Engelhard can obtain natural gas at a price of $7.25/MMBTU every year through 2010, despite the fact that the 30-day average 2007 natural gas strip price was $10.20/MMBTU as of May 19? Aside from precious metals, natural gas is a key raw material for Engelhard's products.

  •
  Do you believe that Engelhard can realize and sustain an additional $15 million in newly discovered annual cost savings? Although Engelhard has failed to disclose specifically where these cost savings will come from and what impact they will have on its continuing operations, Engelhard insists that it will realize and sustain $15 million of incremental annual cost savings beginning in 2007 — cost savings that were not included in the business plan adopted by Engelhard before our offer or described in Engelhard's initial rejection of our offer in January. Engelhard's sudden discovery of these cost savings certainly was fortuitous because, without them, Engelhard's leveraged recapitalization plan would be EARNINGS DILUTIVE.

Do you believe Engelhard can achieve its ambitious projections despite the burden of nearly
THREE TIMES its current debt?

        Engelhard's recapitalization plan will saddle Engelhard with at least $1.2 billion in additional debt. This will almost triple the amount of Engelhard's debt load and increase its debt-to-capitalization ratio to nearly twice that of its competitors in the precious metal based catalyst business. This additional debt will also cause Engelhard's credit rating to drop significantly — three notches from A- to BBB-, one notch above "junk" or non-investment grade status, according to Standard & Poor's. While this drop in credit ratings will negatively affect Engelhard's business plan, dropping below an investment-grade rating would further: (i) impair Engelhard's ability to procure precious metals for its clients through its Materials Services business; (ii) increase the cost of any additional financing or refinancing; and (iii) potentially inhibit Engelhard's ability to undertake vital research and development or capital expenditures as a result of more restrictive debt covenants.

        Engelhard claims it will be able to place the long term financing of at least $1.2 billion required by its recapitalization plan at aggressively low interest rates without factoring in any rate increases. The Federal Reserve has already increased the base lending rate once since Engelhard released its initial projections, and many experts fully expect further increases.

2

Do NOT believe Engelhard's exaggerated synergy and tax-savings claims.

        Engelhard claims that our offer does not compensate you for any synergies we may be able to generate. That is simply not true. What Engelhard refuses to acknowledge is that there is limited overlap between our business and Engelhard's. As a result, any achievable synergies would only be a small percentage of revenues, and these are already reflected in our $39 all-cash offer for 100% of Engelhard's shares.

        Engelhard also claims that we will achieve significant tax savings in our acquisition of Engelhard using the net operating losses (NOLs) of BASF Corporation. These statements are also false. BASF Corporation is expected to use all of its NOL carryforwards in the near future. As a result, the expected net present value of the benefit associated with our ability to use the NOLs a bit more quickly than would otherwise be the case without the acquisition of Engelhard is negligible. Furthermore, as Engelhard's management knows, because of our NOLs, we will be unable to take advantage of Engelhard's substantial foreign tax credits until AFTER our NOLs are fully utilized. Any minimal advantage that we might gain from the use of our NOLs is more than offset by our inability to take advantage of Engelhard's substantial foreign tax credits.

A vote for our nominees is a vote for our offer.

WE URGE YOU TO VOTE YOUR WHITE PROXY CARD FOR OUR NOMINEES: JULIAN A. BRODSKY, JOHN C. LINEHAN, ARTHUR M. DE GRAFFENRIED III, WILLIAM T. VINSON
AND STANFORD S. WARSHAWSKY. PLEASE SIGN, DATE AND RETURN THE
ENCLOSED WHITE PROXY CARD TODAY.

         We have nominated five, highly qualified, independent and experienced individuals for election to Engelhard's Board of Directors at the June 2 annual shareholders' meeting. This election is your opportunity to choose between our $39 all-cash offer for 100% of your shares and Engelhard's risky leveraged recapitalization and partial share buyback. If elected, our nominees will constitute a majority of Engelhard's Board of Directors and have the power to facilitate our offer. If all of our nominees are not elected, we will allow our offer to expire, and you will no longer have the chance to receive $39 in cash for 100% of your shares. Ask yourself: Where would Engelhard's shares be trading without the support provided by our all-cash offer but with the burden of nearly three times its current debt?

        The value of your investment is at stake. Our offer provides you with superior value at no risk. In your own financial interest, we urge you to sign, date and return the enclosed WHITE proxy card today to preserve your opportunity to participate in our fully valued, $39, all-cash offer for 100% of your shares.

Very truly yours,
Dr. Jürgen Hambrecht Chairman of the Board of Executive Directors BASF Aktiengesellschaft
Dr. Kurt Bock Member of the Board of Executive Directors BASF Aktiengesellschaft
Dr. Hans-Ulrich Engel President Iron Acquisition Corporation

3

IMPORTANT

If your shares are held in your own name, please sign, date and return the enclosed
 WHITE proxy card today. If your shares are held in "Street-Name," only your broker or bank can vote your shares and only upon your specific instructions.
Please return the enclosed WHITE proxy card to your broker
or bank and contact the person responsible for your account to ensure that a WHITE proxy is voted on your behalf.

Do not sign any Blue proxy card you may receive from Engelhard.

If you have any questions, or need assistance in voting your shares, please contact the firm assisting us in the solicitation of proxies:

STOCKHOLDERS CALL TOLL-FREE:

(877) 750-5837 (from the US and Canada)
or
00-800-7710-9971 (from Europe)

Banks and Brokers call collect: (212) 750-5833

BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent system solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2005, BASF had approximately 81,000 employees and posted sales of more than €42.7 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

4

BASF is currently soliciting proxies for use at Engelhard's 2006 annual meeting of stockholders, or at any adjournment or postponement thereof, to vote in favor of BASF's nominees identified in the definitive proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the "SEC") on May 12, 2006, and to vote on any other matters that shall be voted upon at Engelhard's 2006 annual meeting of stockholders. All Engelhard stockholders are strongly encouraged to read the definitive proxy statement, because it contains important information. Engelhard stockholders may obtain copies of the definitive proxy statement and related materials for free at the SEC's website at www.sec.gov.

The identity of people who may be considered "participants in a solicitation" of proxies from Engelhard stockholders for use at Engelhard's 2006 annual meeting of stockholders under SEC rules and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, are contained in the definitive proxy statement on Schedule 14A that BASF filed with the SEC on May 12, 2006.

BASF may also solicit written consents of Engelhard stockholders to (a) amend the bylaws of Engelhard to increase the number of directors on Engelhard's Board of Directors to twelve and provide that any newly created vacancies on Engelhard's Board of Directors shall be filled by Engelhard's stockholders, and (b) to appoint individuals selected by BASF to fill the vacancies created thereby (the "Proposals"). Full details of the Proposals are contained in the preliminary consent solicitation statement on Schedule 14A that BASF filed with the SEC on May 15, 2006. All Engelhard stockholders are strongly encouraged to read the preliminary consent statement and the definitive consent statement when they are available because they will contain important information. Engelhard stockholders may obtain copies of the preliminary consent statement and related materials for free at the SEC's website at www.sec.gov. The identity of people who, under SEC rules, may be considered "participants in a solicitation" of consents for the Proposals and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, are contained in the preliminary consent statement on Schedule 14A filed with the SEC on May 15, 2006.

This letter is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Engelhard Corporation. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents) which was initially filed with the SEC on January 9, 2006. Engelhard stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Engelhard stockholders may obtain copies of these documents for free at the SEC's website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1 877 750 5837 (Toll Free from the U.S. and Canada) or 00800 7710 9971 (Toll Free from Europe).

This letter contains forward-looking statements. All statements contained in this letter that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's most recent Form 20-F filed with the SEC.

5